

May 22, 2014

Via E-mail
Mr. Christopher Riker
Chief Executive Officer
Gen Serv, Inc.
1348 Strawberry Lane
West Palm Beach, FL 33415-4510

> **Re:** **Gen Serv, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 16, 2014**
> **File No. 333-196040**

Dear Mr. Riker:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. As just one example, you need to update the financial statements and other financial information in the filing to include the interim period ended March 31, 2014. Please refer to the guidance in Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the qualification date of the offering statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies. You may contact Claire Delabar, Staff Accountant at (202) 551-3349 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director